EXHIBIT 4.6

THIRD AMENDMENT TO THE
INTERNATIONAL SPECIALTY PRODUCTS INC. 401(k) PLAN

THIS THIRD AMENDMENT, is made on this 14th day of July, 2010, to the International Specialty Products Inc. 401(k) Plan, amended and restated effective as of January 1, 2009 (the “Plan”), by International Specialty Products Inc. (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company maintains the Plan for the sole and exclusive benefit of its eligible participants and their respective beneficiaries under the terms and provisions of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the Company has the authority to amend the Plan pursuant to Section 10.1 of the Plan; and

WHEREAS, under the International Specialty Products Inc. Employee Benefits Administration Charter, the Company has delegated the authority to amend the Plan to the Strategic Design Committee (the “Committee”);

WHEREAS, the Company, acting through the Committee, desires to amend the 401(k) Plan to provide for earlier eligibility, automatic enrollment and periodic automatic increases of pre-tax contributions to the 401(k) Plan for certain employees hired on or after July 1, 2010.

NOW, THEREFORE, effective July 1, 2010, the Plan is amended as follows:

1.          Section 3.1(b) of the Plan is amended in its entirety to read as follows:

“(b)           Full-Time Employees.  Each other Eligible Employee who is regularly scheduled for full-time employment with an Employer may begin to participate on the first day of the calendar month immediately following his completion of a three-month Period of Service.  Notwithstanding the foregoing, each other Eligible Employee who is hired on or after July 1, 2010, and is regularly scheduled for full-time employment with an Employer may begin to participate on the first day of the calendar month immediately following his date of hire with the Employer.”

2.          Section 3.2 of the Plan is amended in its entirety to read as follows:

“3.2           Enrollment Procedures.

(a)           General.  An Eligible Employee shall be enrolled in the Plan as a Participant pursuant to generally applied and non-discriminatory procedures adopted by the Plan.

(b)           Automatic Enrollment.  Effective for Eligible Employees hired on or July 1, 2010 who become eligible to participate in the Plan pursuant to Section 3.1(b), the following provisions shall apply.

(1)	Deemed Election. An Eligible Employee who does not make an affirmative election regarding contributions to the Plan shall automatically be deemed to have entered into a Salary Reduction Agreement to make Pre-Tax Contributions in an amount equal to six percent (6%) of such Employee’s annual Compensation within a reasonable period of time (as determined by the Plan Administrator) following the date on which he is provided notice of his rights and obligations under this Section 3.2., subject to the following:

(A)	Deferrals made pursuant to such deemed election shall be invested in accordance with Section 5.3(b), until otherwise directed by the Participant.

(B)
Notwithstanding the foregoing, the deemed election provided in this Section 3.2(b) shall not apply to any Eligible Employee who makes an affirmative election in the form and manner as the Plan Administrator may require and within a reasonable time period determined by the Plan Administrator, (1) not to contribute any portion of his Compensation to the Plan; or (2) to contribute a different portion of his Compensation to the Plan in accordance with and subject to the requirements of this Article III.  To the extent a deemed election has already been considered made, such deemed election shall terminate if such Participant subsequently makes an affirmative election (1) to stop contributing any portion of his Compensation to the Plan; or (2) to contribute a different portion of his Compensation to the Plan in accordance with and subject to the requirements of this Article III.

(C)	The Plan Administrator may provide further rules and procedures related to such automatic enrollment, which may be changed at any time without advance notice to Participants.

(2)
Automatic Increases.  For such Participants with deemed elections for Pre-Tax Contributions in place under Section 3.2(b)(1), such deemed Pre-Tax Contribution will be automatically increased annually by an additional one percent (1%) of Compensation, to a maximum of thirty percent (30%), consistent with procedures established by the Plan Administrator.”

IN WITNESS WHEREOF, the Committee has caused this instrument to be executed the day and year first written above.

STRATEGIC DESIGN COMMITTEE

/s/ Mary Anne Spencer
Mary Anne Spencer

/s/ Denise Brady
Denise Brady